

March 8, 2013

<u>Via E-Mail</u>
Steve Birkhold
Chief Executive Officer
bebe stores, inc.
400 Valley Drive
Brisbane, CA 94005

> **Re:** **bebe stores, inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 13, 2012**
> **Form 10-Q for Fiscal Quarter Ended December 29, 2012**
> **Filed February 7, 2013**
> **File No. 000-24395**

Dear Mr. Birkhold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1. It appears your on-line sales have continued to increase over prior periods. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, in future filings please provide a more robust discussion of on-line sales and their impact on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are

likely to continue. Please provide us with draft disclosure of your planned changes. Refer to SEC Release 33-8350 for guidance.

Form 10-Q for Fiscal Quarter Ended December 29, 2012

Results of Operations, page 13

2. We note that in fiscal 2012 you began reporting comparable store sales results inclusive of on-line stores.   To the extent on-line sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that in future filings you will present this key performance indicator in a manner that separately quantifies the on-line activity (e.g. comparable store sales percentage change excluding on-line sales) or provide transparent disclosure regarding the effect of on-line sales on comparable store sales. Please provide us draft disclosure to be included in future filings and show us the effect of on-line store sales on your comparable store sales changes for the current quarter.

Fair Value Measurements

Non-Financial Assets, page 9

3. We note you recognized asset impairment charges of $1.8 million for the six month period ended December 29, 2012 related to under-performing stores. Please provide us with the following information for the long-lived assets you tested for recoverability:
   - We note on page 22 of your Form 10-K, you disclose that assets are "generally" grouped and evaluated for impairment at the store level. Clarify any instances where you considered an asset group to be at a higher level than at the individual store level,
   - Clarify how many asset groups were tested for impairment during the six month period, and
   - Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value).
   For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Steve Birkhold
bebe stores, inc
March 8, 2013
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining